UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ABENGOA, S.A.

Form 6-K for the month of October, 2013

This information shall not be published or distributed in Australia, Canada, Japan and any other countries where the distribution of such information is restricted by the laws.

31 October 2013

For the purposes of compliance with Article 82 of the Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), and corresponding provisions, Abengoa, S.A. (“Abengoa” or the “Company”) hereby informs the National Securities Market Commission (Comisión Nacional del Mercado de Valores), for public release, of the following

Significant Event

In relation with the notice of significant event filed by the Company on 7 October 2013 referring to the capital increase approved by the Board of Directors of Abengoa on 16 September 2013 (hereinafter, the “Capital Increase”), and in accordance with the information provided to the Company by the underwriters of the Capital Increase, it is hereby informed that, from the date of the Capital Increase, no stabilization activities have been nor will be carried out in relation with the Capital Increase.

Miguel Ángel Jiménez-Velasco Mazarío

General Secretary

Important Notice

This offering is being made only by means of a prospectus. A copy of the final prospectus relating to the offering may be obtained for free by visiting the U.S. Securities and Exchange Commission website at http://www.sec.gov. Alternatively, a copy of the final prospectus relating to the offering may be obtained from the offices of Citigroup, Attention: Prospectus Department, Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146), or HSBC, Attention: Prospectus Department, HSBC Securities (USA) Inc., 452 Fifth Avenue. New York, NY 10018 (Tel: 877-429-7459); or by emailing a request to ny.equity.syndicate@us.hsbc.com.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission and has become effective. This significant event notice shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Underwriters are acting on behalf of the Company and no one else in connection with these securities and will not be responsible to any other person for providing the protections afforded to clients of the Underwriters or for providing advice in relation to these securities.

This notice and any other documents or materials relating to the issue of these securities is for distribution within the United Kingdom only to persons who (i) have professional experience in matters relating to investments falling within article 19(5) of the financial services and markets act 2000 (the “FSMA”) (financial promotion) order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the financial promotion order; or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue of the securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This notice and any other documents or materials relating to the issue of the securities is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this notice and any other documents or materials relating to the issue of the securities is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: October 31, 2013